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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13 )*

OPTICAL SENSORS INCORPORATED
(Name of Issuer)
Common Stock $.01 par value per share
(Title of Class of Securities)
68384P107
(CUSIP Number)
Hayden R. Fleming
17797 N. Perimeter Drive, Suite 105
Scottsdale, AZ 85255
(480) 419-7811
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	68384P107	Page	2	of	10

1	NAMES OF REPORTING PERSONS: HAYDEN R. FLEMING

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF AND PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		6,151,694

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		662,843

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,151,694

WITH	10	SHARED DISPOSITIVE POWER:

		662,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,814,537

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	74.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	68384P107	Page	3	of	10

1	NAMES OF REPORTING PERSONS: CIRCLE F. VENTURES, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
86-0820669

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Georgia - U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		2,552,828

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		NONE

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,552,828

WITH	10	SHARED DISPOSITIVE POWER:

NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,552,828

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	68384P107	Page	4	of	10

1	NAMES OF REPORTING PERSONS: CIRCLE F. VENTURES II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
46-0476684

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Arizona - U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		3,179,885

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		NONE

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,179,885

WITH	10	SHARED DISPOSITIVE POWER:

NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,179,885

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

34.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	68384P107	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Hayden R. Fleming and LaDonna M. Fleming Revocable Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

ARIZONA - U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		NONE

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		662,843

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		NONE

WITH	10	SHARED DISPOSITIVE POWER:

662,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

662,843

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	68384P107	Page	6	of	10

1	NAMES OF REPORTING PERSONS: FLEMING SECURITIES INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
85-0416641

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

NEW MEXICO - U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		415,648

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		NONE

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		415,648

WITH	10	SHARED DISPOSITIVE POWER:

NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

415,648

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

SCHEDULE 13D/A
Item 1. The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the “Common Stock”). The name of the issuer is Optical Sensors Incorporated (the “Company”). The principal executive office of the Company is 7615 Golden Triangle Drive, Suite C, Eden Prairie, MN 55344.
Item 2. Identity and Background
     The reporting persons are Hayden R. Fleming, Circle F Ventures, LLC (“Circle F”), Circle F Ventures II, LLC (“Circle F II”), the Hayden R. Fleming and LaDonna M. Fleming Revocable Trust (the “Fleming Trust”) and Fleming Securities, Inc. (Fleming Securities). Hayden R. Fleming is the managing member of Circle F and Circle F II, a Trustee of the Fleming Trust and President and principal shareholder of Fleming Securities. Circle F is a Georgia limited liability company and Circle F II is an Arizona limited liability company. Fleming Securities, Inc. is a New Mexico Corporation. The principal business of Circle F and Circle F II is the operation of a private investment fund. Fleming Securities is a registered broker dealer. The principal business and office of both Circle F and Circle F II and of Fleming Securities and the Fleming Trust is located at 17797 N. Perimeter Drive, Suite 105, Scottsdale, Arizona 85255. Hayden R. Fleming, Circle F, Circle F II, Fleming Securities and the Fleming Trust have not been parties to any civil or criminal proceeding required to be disclosed in response to this Item.
     The following information is provided for Hayden R. Fleming:
(a)	Name. Hayden R. Fleming.

(b)	Address. 17797 N. Perimeter Drive, Suite 105, Scottsdale, Arizona 85255.

(c)	Principal Occupation and Employment. Hayden R. Fleming is the principal of Fleming Securities, Inc., a broker/dealer.

(d)	Criminal Proceedings. None.

(e)	Civil proceedings. None.

(f)	Citizenship. United States of America.
Item 3. Source and Amount at Funds or Other considerations.
     Personal funds of Hayden R. Fleming and the Fleming Trust. Working capital of Circle F and Circle F II. Services of Fleming Securities.
Item 4. Purpose of Transaction
     All of the reported shares are held for investment purposes.
     The Company does not presently intend to sell additional shares of Series C Convertible Preferred Stock directly to investors with the assistance of Fleming Securities, Inc., as agent. However, the Company may issue additional shares of Series C Convertible Preferred Stock upon conversion of a series of convertible promissory notes currently being sold by the Company totaling up to $4,500,000 in principal amount. On the sale of any such convertible promissory notes, Fleming Securities, Inc. is entitled to receive a warrant to purchase Common Stock at a price of $2.70 per Common share in an amount equal to 10% of the as converted number of shares of Common Stock issuable upon conversion of any such shares of Series C Convertible Preferred Stock so issued. Currently, there are 64,962 shares of Series C Convertible Preferred Stock authorized and available for issuance by the Company.

Page -7-

     The reporting persons have no other plans or proposals that relate to or would result in:
(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except as provided in Item 5(c) below.

(b)	An extraordinary corporation transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     (a) Number of Shares/Percentage of Class Beneficially Owned.
     (i) Circle F beneficially owns 2,552,828 shares of the Company’s Common Stock representing 27.9% of the outstanding shares of Common Stock. Of such shares, 1,259,328 shares and warrants to purchase 83,333 shares are owned directly by Circle F. The balance of such ownership arises on an as converted basis from Circle F’s holdings of 4,333,333 shares of Series A Convertible Preferred Stock that are convertible into 722,222 shares of Common Stock, 56,333 shares of Series B Convertible Preferred Stock which are convertible into 281,665 shares of Common Stock and 5,157 shares of Series C Convertible Preferred Stock which are convertible into 206,280 shares of Common Stock. See Recent Transactions below.
     (ii) Circle F II beneficially owns 3,179,885 shares of the Company’s Common Stock representing 34.8% of the outstanding shares of Common Stock. All of such ownership arises on an as converted basis from Circle F II’s holdings of 180,601 shares of Series B Convertible Preferred Stock which are convertible into 903,005 shares of Common Stock and 56,922 shares of Series C Convertible Preferred Stock which are convertible into 2,276,880 shares of Common Stock. See Recent Transactions below.

Page -8-

     (iii) The Hayden R. Fleming and LaDonna M. Fleming Revocable Trust (the “Trust”) owns 639,431 shares of the Company’s Common Stock representing 7.0% of the outstanding shares of Common Stock. The Trust owns 211,814 shares of the Company’s common stock. A portion of the Trust’s ownership arises on an as converted basis from the Trust’s holdings of 8,496 shares of Series C Convertible Preferred Stock which are convertible into 339,840 shares of Common Stock. The Trust holds a $100,000 convertible promissory note that is convertible into 1,111 shares of Series C Convertible Preferred Stock, which in turn are convertible into 44,444 shares of Common Stock. Warrants to purchase 43,333 shares of Common Stock are included in the number of shares owned by the Trust. See Recent Transactions below.
     (iv) Fleming Securities owns 415,648 shares of the Company’s Common Stock representing 4.5% of the outstanding shares of Common Stock. All of such shares arise from warrants to purchase 415,648 shares of Common Stock. See Recent Transactions below.
     (v) Hayden R. Fleming beneficially owns 6,814,537 shares of the Company’s Common Stock representing 74.6% of the outstanding shares of Common Stock. Of such shares, 2,552,828 shares are owned by Circle F, 3,179,885 shares are owned by Circle F II, 23,412 shares are owned by an individual retirement account for the benefit of Hayden Fleming’s wife, 3,333 shares are owned by an individual retirement account for the benefit of Hayden Fleming, 639,431 shares are owned by the Trust for the benefit of Hayden Fleming and his wife and 415,648 are owned by Fleming Securities, Inc. See Recent Transactions below.
     (b) Nature of Ownership. Circle F has sole power to vote and direct the disposition of all 2,552,828 shares reported as owned by it. Circle F II has sole power to vote and direct the disposition of all 3,179,885 shares reported as owned by it. Fleming Securities has sole power to vote and direct the disposition of all 415,648 shares reported as owned by it. Hayden R. Fleming has sole power to vote and direct the disposition of 6,151,694 of the reported shares and has shared power to vote and direct the disposition of 662,843 of the reported shares that are owned jointly with his wife in the trust or for the benefit of his wife.
Recent Transactions: Pursuant to a Stock Purchase Agreement dated May 6, 2005, Circle F, Circle F II and the Trust, collectively, purchased a total of 66,686 shares of Series C Preferred Stock at a price of $90 per share for an aggregate purchase price of $6,001,849.31. Each share of Series C Preferred stock is convertible into forty (40) shares of Common Stock at a conversion price of $2.25 per Common shares. Of the Series C Preferred Stock purchased, Circle F converted prior advances to the Company, interest and expenses totaling $464,178.08 into 5,157 shares of Series C Preferred Stock that are convertible into 206,280 shares of Common Stock. Circle F II converted prior advances to the Company and expenses totaling $5,123,000 into 56,922 shares of Series C Preferred Stock that are convertible into 2,276,880 shares of Common Stock. The Trust converted prior advances to the Company and interest totaling $414,671.23 into 4,607 shares of Series C Preferred Stock that are convertible into 184,280 shares of Common Stock. As agent for these transactions and additional financing of $750,000, Fleming Securities, Inc. received a warrant to purchase 300,084 shares of Common Stock at an exercise price of $2.70 per common share.
Pursuant to a Joinder Agreement dated March 15, 2006, the Trust converted prior advances to the Company totaling $350,000 into 3889 shares of Series C Preferred Stock that are convertible into 155,560 shares of Common Stock. As agent for this transaction, Fleming Securities, Inc. received a warrant to purchase 15,556 shares of Common Stock at an exercise price of $2.70 per common share.
Pursuant to a Note and Warrant Purchase Agreement dated March 15, 2006, the trust purchased a

Page -9-

Convertible Promissory Note in the amount of One Hundred Thousand dollars ($100,000) with a detachable 5-year warrant to purchase Ten Thousand (10,000) shares of the Company’s Common Stock at an initial exercise price of $2.25 per share. The Note is convertible into 1,111 shares of the Company’s Series C preferred stock at a price of $90 per share. Those Series C shares, in turn, are convertible into 44,444 shares of Common Stock. As agent for this transaction, Fleming Securities, Inc. received a warrant to purchase 4,444 shares of Common Stock at an exercise price of $2.70 per common share.
In addition, Fleming Securities acted as agent for the Company with respect to a series of other joinder agreements to the Stock Purchase Agreement dated May 6, 2005 that sold 23,891 additional shares of Series C Convertible Preferred Stock to accredited investors. For such services, Fleming received or is entitled to receive warrants to purchase 95,564 shares of Common Stock at an exercise price of $2.70 per common share.
     (c) Rights to Dividends or Proceeds. None.
     (d) Not Applicable
Item 6. Contracts, Arrangements, understandings or Relationships With Respect to Securities of Issuer.
Under the Stock Purchase Agreement dated May 6,2005, upon written request by the holders of at least an aggregate of 40% of the outstanding Series C Convertible Preferred Stock, the Company agreed to use its reasonable best efforts to cause a registration statement to be filed and remain effective until the earlier of (1) the sale of all the shares of the Company’s common stock covered by the registration statement; or (2) such time as the selling stockholders named in the registration statement become eligible to resell the shares of the Company’s common stock pursuant to Rule 144(k) under the Securities Act of 1933.
Except as described herein, and as described under Item 4, there are no other contracts, arrangements, understandings or relationships between Circle F, Circle F II, the Trust and any other person with respect to any securities of the Company.
Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Joinder Agreement, dated March 15, 2006, by and between the Hayden R. Fleming and LaDonna M. Fleming Revocable Trust and Optical Sensors Incorporated.	Filed herewith electronically.
Exhibit 2	Note and Warrant Purchase Agreement dated March 15, 2006 between the Hayden R. Fleming and LaDonna M. Fleming Revocable Trust and Optical Sensors Incorporated.	Filed herewith electronically.

Page -10-

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2006	/s/ Hayden R. Fleming

Hayden R. Fleming
Name/Title

Date: March 17, 2006	Circle F Ventures, LLC

By /s/ Hayden R. Fleming

Name/Title: Hayden R. Fleming —
Managing Member

Date: March 17, 2006	Circle F Ventures II, LLC

By /s/ Hayden R. Fleming

Name/Title: Hayden R. Fleming —
Managing Member

Date: March 17, 2006	Hayden R. Fleming and LaDonna M. Fleming Revocable Trust

By /s/ Hayden R. Fleming

Name/Title: Hayden R. Fleming —
Trustee

Date: March 17, 2006	Fleming Securities, Inc.

By /s/ Hayden R. Fleming

Name/Title: Hayden R. Fleming —
President